

Mail Stop 7010

March 28, 2006

via U.S. mail and facsimile to (716) 695-6015

Mr. Douglas P. Taylor
Chief Executive Officer
Taylor Devices, Inc.
90 Taylor Drive, P.O. Box 748
N. Tonawanda, NY 14120-0748

>   **RE: Taylor Devices, Inc.**
>   **Form 10-KSB for Fiscal Year Ended May 31, 2005**
>   **Filed August 26, 2005**
>   **File No. 000-03498**

Dear Mr. Taylor:

We have reviewed your response letter dated March 23, 2006 to our letter dated March 3, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, Principal Products

1.   We have reviewed your response to our prior comment 1. Please provide to us the language that you will use to describe your principal products in Item 1. In addition, the fact that you do not track sales by product should be disclosed in your footnotes in future filings. Refer to paragraph 37 of SFAS No. 131.

Note 11. Income Taxes

2.   We note your response to our prior comment 3. Please revise future filings to disclose your belief that it is more likely than not that your deferred tax asset is recoverable and the positive and negative factors considered in making that assessment as you have provided in your March 23, 2006 response. Please provide us with your proposed language that will be included in future filings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief